UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement in Connection with a Public Offering.

On December 9, 2022, Versus Systems Inc. (the “Company”) consummated a public offering (the “Offering”) of 2,100,000 units (the “Units”), each unit consisting of (i) either (a) one common share, no par value, of the Company (the “Common Shares”) or (b) one pre-funded warrant to purchase one Common Share (the “Pre-funded Warrants”) and (ii) two warrants, each to purchase one Common Share (the “Common Warrants”), at a purchase price of $1.00 per Unit, for gross proceeds of approximately $2.1 million, before deducting placement agent fees and other offering expenses payable by the Company.

The Common Warrants have an exercise price of $1.10 per share, are exercisable immediately upon issuance, and expire five years following the date of issuance. The Pre-funded Warrants are exercisable by the holders immediately upon issuance at an exercise price of $0.0001 per share, and will expire only when exercised in full. The exercise price and the number of shares issuable upon exercise of the Common Warrants and the Pre-funded Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. In addition, subject to certain exemptions outlined in the Common Warrants, if prior to the trading day immediately following the consummation of the Company’s first bona fide public offering of Common Shares and/or Common Share Equivalents (as defined in the Common Warrants) the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or grants any right to reprice, or otherwise disposes of or issues any Common Shares or Common Share Equivalents at an effective price per share less than the exercise price of the Common Warrants then in effect, the exercise price of the Common Warrants shall be reduced to equal the effective price per share in such dilutive issuance; provided, however, that the exercise price shall not be reduced to an amount less than $0.298 (subject to adjustment for stock splits, stock dividends and the like). The exercisability of the Common Warrants and the Pre-funded Warrants may be limited if, upon exercise, the holder and its affiliates would beneficially own more than 4.99% or 9.99% of the outstanding Common Shares, which percentage was elected by the holder prior to the issuance date.

In connection with the Offering, on December 6, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor. In connection with the Offering, subject to certain exemptions, the Company is prohibited, until fifty (50) days after the closing of the Offering, from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Purchase Agreement) or (ii) filing any registration statement or amendment or supplement thereto under the Securities Act of 1933, as amended (the “Securities Act”).

Roth Capital Partners, LLC (“Roth”) acted as the exclusive placement agent in connection with the Offering pursuant to the terms of a placement agency agreement, dated December 6, 2022, between the Company and Roth (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company paid Roth a cash fee equal to 7% of the aggregate proceeds received by the Company from the sale of securities in the Offering. In addition to the cash fee, the Company issued to Roth warrants to purchase number of Common Shares equal to 3.5% of the aggregate number of securities sold in the Offering (the “Placement Agent Warrants”), or 220,500 Common Shares, at an exercise price of $1.25 per Common Share. The Placement Agent Warrants generally contain the same terms and conditions as the Common Warrants.

The Common Shares, the Pre-funded Warrants, the Common Warrants, the Placement Agent Warrants and the Common Shares issuable upon exercise of the Pre-funded Warrants, the Common Warrants, and the Placement Agent Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-267896) as amended, that was originally filed with the Securities and Exchange Commission on October 17, 2022 and was declared effective on December 6, 2022.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreement, the Pre-funded Warrants, the Common Warrants and the Placement Agent Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or securities, copies or forms of which are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, and are incorporated herein by reference. Readers should review such agreements and forms of securities for a complete understanding of the terms and conditions associated with these transactions.

On December 7, 2022, the Company issued a press release announcing the Offering, a copy of which is attached hereto as Exhibit 99.1.

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Financial Statements and Exhibits

Exhibits.

Number
4.1	Placement Agency Agreement dated as of December 6, 2022 between Versus Systems Inc. and Roth Capital Partners, LLC
4.2	Securities Purchase Agreement dated as of December 6, 2022 between Versus Systems Inc. and the purchaser signatory thereto
4.3	Form of Pre-funded Warrant
4.4	Form of Common Warrant
4.5	Form of Placement Agent Warrant
99.1	Press release of Versus Systems Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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